October 2016 Merger with Tellurian NASDAQ: MPET FILED BY MAGELLAN PETROLEUM CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: TELLURIAN INVESTMENTS INC. (FILE NO. 333-213923)

1 Forward-looking statements This presentation contains forward-looking statements within the meaning of U.S. federal securities laws. The words “anticipate,” “assume,” “believe,” “budget,” “estimate,” “expect,” “forecast,” “initial,” “intend,” “plan,” “potential,” “project,” “will,” and similar expressions are intended to identify forward- looking statements, and these statements may relate to the merger and the other transactions contemplated by that certain Agreement and Plan of Merger, dated as of August 2, 2016, among Magellan Petroleum Corporation (“Magellan”), Tellurian Investments Inc. (“Tellurian”), and River Merger Sub, Inc. These statements involve a number of known and unknown risks that may cause actual results to differ materially from expectations expressed or implied in the forward-looking statements. These risks include uncertainties about Magellan’s ability to complete the merger on anticipated terms, in a timely manner, or at all; the development of the Driftwood LNG project following completion of the merger and other matters discussed in the “Risk Factors” section of Magellan’s Annual Report on Form 10-K for the fiscal year ended June 30, 2016, and any updates thereto in subsequent reports filed with the Securities and Exchange Commission (the “SEC”). The forward-looking statements in this presentation speak as of the date of this presentation. Although Magellan may from time to time voluntarily update its prior forward-looking statements, it disclaims any commitment to do so except as required by securities laws. Important information for investors and shareholders This presentation does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This presentation relates to a proposed business combination between Magellan and Tellurian. In connection with the proposed transaction, Magellan filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Magellan and Tellurian that also constitutes a prospectus of Magellan. Each of Magellan and Tellurian also plan to file other relevant documents with the SEC regarding the proposed merger. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement(s)/prospectus(es) for Magellan and/or Tellurian (if and when available) will be mailed to shareholders of Magellan or Tellurian, as applicable. INVESTORS AND SECURITY HOLDERS OF MAGELLAN AND TELLURIAN ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT(S)/PROSPECTUS(ES) AND OTHER DOCUMENTS THAT HAVE BEEN AND MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain free copies of these documents and other documents containing important information about Magellan and Tellurian once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Magellan are available free of charge on Magellan’s internet website at www.magellanpetroleum.com or by contacting Magellan using the contact information below. Participants in solicitation Magellan and Tellurian and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from the companies’ shareholders in connection with the merger. Shareholders are urged to carefully read the proxy statement regarding the merger because it contains important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the companies’ shareholders in connection with the merger is set forth in the preliminary joint proxy statement/prospectus of Magellan and Tellurian filed with the SEC on October 3, 2016. You can find information about Magellan's executive officers and directors in its definitive proxy statement filed with the SEC on June 6, 2016. You can obtain free copies of these and other documents containing relevant information at the SEC’s website at www.sec.gov or by contacting Magellan by mail at 1775 Sherman Street, Suite 1950, Denver, Colorado 80203, or by telephone at (720) 484-2400. Legal disclaimers

Strategic combination

- Tellurian Investments Inc. ("**Tellurian**") was founded in February 2016 to develop low cost LNG export projects on the US Gulf Coast
  - Tellurian was co-founded by Charif Souki and Martin Houston and is led by Meg Gentle (CEO)
- Definitive **Merger Agreement** between Magellan and Tellurian signed on 3 August 2016
  - Exchange ratio of 1.300, resulting in Magellan issuing 1.300 shares of Magellan for every share of Tellurian at closing
  - Currently estimated to issue ~133 million shares to Tellurian shareholders resulting in pro forma ownership of ~4% / 96%
  - Tax free transaction to Magellan's shareholders
- Expected **closing** Q4 2016
- Additional information available in the **preliminary joint proxy statement/prospectus** of Magellan and Tellurian filed with the SEC on 10/03/2016

Combined company ownership



Magellan shareholders
Tellurian shareholders
~4%
~96%
Magellan petroleum
100%
TELLURIAN INVESTMENTS
100%
DRIFTWOOD LNG

2

3 Merger conditions Board  Proposed merger results from extensive strategic alternatives review process – None of Magellan’s remaining assets currently generate revenues  Ability to participate in unique business plan – Driftwood LNG positioned to take advantage of growing LNG market  Attractive valuation of Magellan’s existing assets  Highly experienced team with a track record of success in the LNG business  Magellan shareholders’ approval  NASDAQ’s approval of initial listing application  Customary conditions, including representations and warranties  Tellurian shareholders’ approval  All board members of Magellan to resign at closing  Combined company Board to be composed of Charif Souki, Martin Houston, Meg Gentle, Mike Bock, Brooke Petersen and two additional independent directors Merger rationale Merger consideration

Driftwood LNG project

Magellan petroleum

Proposed 26 mtpa LNG export facility in Louisiana

- **26 mtpa liquefaction capacity = 5 LNG plants**, each made up of 1 natural gas pre-treatment unit and 4 liquefaction units with nominal capacity of 1.3 mtpa each (i.e. 5.2 mtpa per plant)
- ~800-acre site on the Calcasieu River near Lake Charles, Louisiana
- Three 235,000 m^3 full containment LNG storage tanks
- Three marine loading berths
- Liquefaction technology of Chart Industries' proprietary IPSMR® process
- Refrigeration compressors driven by GE aero derivative natural gas turbines
- 96-mile pipeline delivering ~ 4.0 bcf/d

Location


Driftwood LNG
Lake Charles, LA
Houston, TX
New Orleans, LA
Driftwood LNG

Site


Driftwood LNG
Scale

4

5 Developing low cost LNG export projects on the US Gulf Coast  Engineering and construction improvements – Design based on existing technologies and off-the-shelf equipment (vs. expensive bespoke designs) – Higher density of production, using less pipe – Targeting construction costs of $450 to $550 per tonne (before owners’, financing and pipeline costs and contingencies)  Integration with development partners – Integrated approach from the beginning of the design process – Project costs to be guaranteed under turnkey EPC contract with Bechtel including cooling technology and turbines, resulting in 1) limited risk of cost overrun and 2) reduced financing costs  Experience – Team has built 15 LNG trains globally – Cheniere’s Sabine Pass project is on time and on budget  Greater reliability – Design provides built-in redundancy (from 5 LNG plants, each made up of a natural gas pre-treatment unit and 4 liquefaction units) Tellurian cost leader

6 Strategically aligned with best-in-class partners to reset LNG cost benchmarks Integration with development partners Function Partner Description EPC  Bechtel is a world leader in the LNG industry and has built 41 facilities producing 120 mtpa to date: c. 45% of global capacity  Founders have deep relationship with Bechtel: 15 Bechtel trains built or under construction for Cheniere and BG Group Liquefaction technology  Chart is a world-class maker of brazed aluminum heat exchangers (BAHX) for all technologies  Has supplied more than 10,000 BAHX cores – more than 500 for LNG service  Tellurian intends to use Chart’s Integrated Pre-cooled Single Mixed Refrigerant (IPSMR®) liquefaction process Turbines and compressors  GE Oil & Gas has 25+ years of experience in LNG technology  Expertise in delivering refrigerant compressors and turbines for some of the world’s largest projects

7 Proposed project schedule Key milestones  Approximately 2 years to conduct environmental studies, permitting and FERC application – FERC pre-filing process initiated in June 2016 and stakeholder engagement underway – FERC expected to issue ‘notice to proceed’ in 2018  Approximately 4 years from start of construction to final commissioning of first plant  First plant targeted for start-up in 2022, with remaining plants coming online by 2025 Timeline 2016 June FERC Pre-Filing Review 2017 Q1 FERC application filing 2018 Construction begins, pending regulatory approval 2023 Full pipeline operations 2025 All LNG plants operational 2022 First LNG plant operational

8 Charif Souki, Chairman  Founded Cheniere Energy, the first LNG export company in the United States, growing it to a $9 Bn company while serving as CEO from 2002 to 2015  A lifelong entrepreneur, Charif has spent 20 years raising and investing capital in a range of industries globally Pro-forma management team Martin Houston, Executive Vice Chairman  Spent three decades at BG Group plc, a FTSE 10 international integrated oil and gas company, retiring in November 2013 as Chief Operating Officer and an executive director  Conducted business in over 40 countries in an energy career spanning 35 years Meg Gentle, CEO and President  Former EVP of Marketing at Cheniere Energy based in London, England  Previously served as Chief Financial Officer of Cheniere Energy, managing Cheniere energy’s liquidity, negotiating $25 billion of debt and equity financings and turning Cheniere into a multibillion company Antoine Lafargue, Chief Financial Officer  Spent six years at Magellan Petroleum, serving in various roles including President, CEO, CFO, Treasurer and Corporate Secretary  Previously he was with Falcon Gas Storage, Arcapita and served in various financial advisory roles for the energy sector